AGREEMENT

This Agreement is made and entered in and between Vegas Winners, Inc., or its designee (collectively "VWI"), on the one hand, and Pete Rose ("Rose" or "Pete"), on the other hand. VWI and Rose shall be each designated a "Party" or "Parties" to this Agreement.

For good and valuable consideration as set forth herein, the Parties agree as follows:

1. Services to be rendered by Pete:

Pete will appear for a TV commercial/photo shoot ("Shoot") on a date, time and location, in Las Vegas, Nevada (the "Services"), selected by VWI and agreed to by Rose. Such shoot shall be scheduled within 30 days after the script (the "Script") has been approved by Pete. Pete will approve the Script within 5 business days from Pete's receipt of the Script. Such approval shall not be unreasonably withheld. It is understood and agreed that the photo shoot will be aired on TV nationally and through the Internet and on social media as selected by VWI. The shoot will last no more than four hours, commencing with Pete's arrival, and with reasonable, appropriate breaks, as may be required by Pete.

2. Compensation to be paid to Pete for the Services:

As full and complete compensation for the Services, set forth in paragraph one (1) above, Pete will receive the following:

(a) the sum of $50,000, payable $10,000 upon Pete's approval of the Script and the balance of $40,000 at the conclusion the Shoot and

(b) 50,000 shares of the Restricted Common Stock of GoooGreen, Inc., issued as fully paid and non-assessable subject to the applicable conditions set forth in Rule 144 under the Securities Act of 1933. These shares will be awarded after the commercial is approved by Pete.

3. Term:

The term of this Agreement shall be for a period of six months for TV, Website and Internet use of the commercial (the "Term"), commencing with and upon the date set forth above; provided, however, that VWI may extend the Term, for up to three additional six-month periods, upon payment to Pete of $25,000 for each such extension (the "Extension Payments"). Each Extension Payment shall be paid to Pete, together with the written notice of the extension.

4. <u>Additional Shoot and Personal Appearances</u>:

(a) At VWI's election, Pete will appear for additional Shoots, during the Term, on the date, time and location, in Las Vegas, Nevada, mutually agreed upon by the Parties, under the same compensation terms set forth in paragraph 2 above. ((a) the sum of $50,000, payable $10,000 upon Pete's approval of the Script and the balance of $40,000 at the conclusion the Shoot)

(b) In addition, during the Term, Pete will make up to four (4) personal appearances, two of which shall be deemed guaranteed, on dates, times and at sites in Las Vegas, Nevada, selected by VWI. The appearances will be considered "meet-and-greets", with the attendance limited to 100 persons and at which Pete will only be required to say words to the effect of: "Hi, great to be here. I love Wayne Root and Vegas Winners" and will sign limited autographs, and take photos with the guests. The personal appearances will last no more than three hours and Pete will receive the sum of $10,000 for each personal appearance on the day of the appearance. Notwithstanding the foregoing, in the event VWI does not request Pete to make the two guaranteed appearances, Pete will be paid $10,000 for each such guaranteed appearance, as follows: $10,000 at the end of the first six months of the Term and $10,000 at the end of the first year of this agreement.

5. <u>Use of Pete's Name, License and Biography</u>:

In connection with the Services, personal appearances and additional photo shoots, VWI will have the right to use Pete's name, approved likeness, voice and biography, during the Term and any subsequent renewals of the Term. VWI shall have the right to issue media and press releases concerning the Services, personal appearances and the additional Shoots.

6. <u>Miscellaneous Provisions</u>:

(a) VWI shall have the right to assign this agreement to GoooGreen, Inc, provided GoooGreen, Inc. accepts responsibility, in writing, for the terms, including payment of the compensation, set forth in this Agreement.

(b) All notices required to be given hereunder shall be in writing and may be served by delivery to each party, by personal or by overnight delivery or electronic mail, addressed as follows:

to Vegas Winners, Inc. (insert)

Attention: Wayne Root
email: wayneroot@gmail.com.

To Pete Rose, (insert)

or at such other address, as each Party may designate in writing.

(c) This Agreement shall be governed by the laws of the State of Nevada. All disputes arising from this agreement shall be subject to arbitration before JAMS, at its location in, Las Vegas, Nevada.

(d) It is understood and agreed, that Pete's rights and remedies are limited to monetary damages and that Pete shall not have the right to cancel this Agreement or to enjoin or restrain VWI's rights hereunder.

(e) This Agreement expresses the entire understanding of the Parties hereto and replaces any prior agreements or understanding between the Parties, whether written or oral.

(f) The Term of this Agreement, the Services, Personal Appearances and additional Shoots referenced herein, may be extended by an event, and for the period, of Force Majeure.

(g) This Agreement may be executed in counterparts, each of which shall be deemed an original.

In witness whereof, the Parties have executed this agreement on the date and year first above written.

CEO

Vegas Winners, Inc.

by, its authorized representative

9/29/20

Date

agent for Pete Rose

Pete Rose

9-29-2020

Date